Exhibit 99.1

2 October 2014

Company Announcements Office

Australian Securities Exchange

Notice under Section 708A(5)(e) Corporations Act

On 2nd October 2014, Prima BioMed Ltd (“the Company”) issued 29,592,588 fully paid ordinary shares in accordance with the terms of its share purchase and convertible security agreement with Bergen Global Opportunity Fund, LP, which was announced to the market on 2nd October 2014.

Accordingly the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(a)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(b)	section 674 Corporations Act; and

3.	As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

The appendix 3B in relation to the issue of shares noted above is attached.

Yours faithfully

Prima BioMed Ltd

Deanne Miller
Company Secretary

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Prima BioMed Ltd (Company)

ABN
90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	a) Ordinary fully paid shares (Ordinary Shares) b) Unlisted options over Ordinary Shares (Options) c) Convertible Security (Convertible Security)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 29,592,588 Ordinary Shares b) 19,800,000 Options exercisable at A$0.05475 per Option into Ordinary Shares on or before 3 October 2017. c) Convertible Security with a face value of US$2,500,000.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	a) Ordinary Shares
Ordinary Shares will rank pari passu with existing Ordinary Shares.
b) Options

The Options will be exercisable at A$0.05475 per Option into Ordinary Shares on or before 3 October 2017. The Options will not be quoted. On exercise of the Options, the Ordinary Shares issued will rank pari passu with existing Ordinary Shares.

c) Convertible Security

• The face value of the Convertible Security is US$2,500,000 (the Principal Amount).

• The Convertible Security does not bear interest.

•     The Convertible Security shall be convertible into new Ordinary Shares of the Company determined by dividing the Principal Amount by, at the election of the holder: (a) 92.5% of the average of the five daily VWAPs per share during a specified period prior to the conversion date of the Convertible Security; or (b) 140% of the average of the daily VWAPs per share during the 20 trading days prior to 2 October 2014.

• The Ordinary Shares issued upon conversion of the Convertible Security will rank pari passu with existing Ordinary Shares.

•     The Convertible Security does not carry any voting rights at meetings of shareholders of the Company, and have no rights of participation in any rights issues undertaken by the Company prior to their conversion.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	a)	The Ordinary Shares rank pari passu with existing Ordinary Shares.

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

b) c)

The Options will not be quoted. On exercise of the Options, the Ordinary Shares issued will rank pari passu with existing Ordinary Shares.

On conversion of the Convertible Security, the Ordinary Shares will rank pari passu with existing Ordinary Shares.

5	Issue price or consideration	a)	11,792,588 Ordinary Shares are issued for US$349,330 in total, and 17,800,000 Ordinary Shares are issued for nil consideration.

		b)	Options are issued for nil consideration.

		c)	US$2,500,000 for the Convertible Security.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) & (b) The Ordinary Shares and Options were issued to secure the Share Purchase and Convertible Security Agreement, details of which were announced to the market on 2 October 2014. (c) The purpose of the issue of the Convertible Security is to raise capital for general corporate and working capital purposes.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed	Not applicable

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

6c	Number of +securities issued without security holder approval under rule 7.1	Not applicable

6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not applicable

6f	Number of +securities issued under an exception in rule 7.2	Not applicable

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Not applicable

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 October 2014

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

		Number		+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,258,301,929 77,378,696		Ordinary fully paid shares (ASX: PRR) Options exercisable at $0.20 on or before 19 June 2017 (PRRO)

9	Number and +class of all	Number	+Class - Options
	+securities not quoted on ASX (including the +securities in	Amount	Exercise Price	Expiration Date
		1,884,253	$0.2685	9 November 2014
	section 2 if applicable)	1,884,253	$0.2360	8 December 2014
		1,061,411	$0.2271	12 January 2015
		1,118,211	$0.2345	12 February 2015
		1,075,269	$0.2277	18 March 2015
		500,000	$0.2500	6 May 2015
		1,055,011	$0.2351	19 May 2015
		2,000,000	$0.1000	6 December 2014
		740,741	$0.3390	1 February 2016
		100,000	$0.2790	3 November 2014
		100,000	$0.2329	3 January 2015
		2,800,000	$0.1850	1 August 2015
		200,000	$0.1730	20 February 2016
		1,758,176	$0.0774	30 June 2018
		165,116	$0.0774	30 June 2018
		19,800,000	$0.05475	3 October 2017
		Number	+Class – Convertible Securities
		1	Convertible Security with a face value of US$2,500,000

		Number	+Class – Performance Rights
		Amount	Type	Expiration Date
		11,467,525	STI	30 October 2015
		26,715,686	LTI	30 October 2018

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do +security holders sell their entitlements in full through a broker?	Not applicable

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

34	Type of securities
(tick one)

(a)	☒ Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable

39	Class of +securities for which quotation is sought	Not applicable

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend,
  (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than
  in relation to the next dividend, distribution or interest payment

Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not applicable

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	2 October 2014
Company secretary

Print name:	Deanne Miller

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889